Entrex
Phone: (877) 4-ENTREX
(561) 465-7580

150 East Palmetto Park
Boca Raton, FL 33432
www.Entrex.net

ENTREX
CAPITAL MARKET

FOR IMMEDIATE RELEASE

Entrex Capital Market executes Letter of Intent
with Universal Solar Technology creating Carbon Trading Market

Boca Raton, Fl. April 17, 2019: The Entrex Capital Market joint venture with Long Blockchain (OTC:LBCC) is pleased to announce the execution of a Material Definitive Agreement through an executed Letter of Intent to create a joint venture to establish a Carbon Trading market with Universal Solar Technology (OTC:UNSS).

The joint venture will use Entrex's blockchain enabled technology platform to trade carbon credits, carbon offsets and other environmental securitized product.   The platform would allow credits, offsets and other environment products to be found, researched, track, managed and traded via regulated entities through a compliant platform.

Entrex shareholders will receive 20% of the joint ventures revenues up to $31,000,000 distributed on a monthly basis and will own 40% of the equity of the entity.   Universal will invest $4,000,000 in in cash for 40% of the joint venture founding equity. Stephen H. Watkins, CEO of Entrex, is expected to join the UNSS Board of Directors. Universal also has a minimum buy-out option which allows it to purchase all remaining equity holders shares based on a minimum of 11.6 times a minimum trailing twelve-month EBITDA of $15,000,000 – resulting in a minimum enterprise value of $174,000,000.   This valuation is expected to be 15% below market comparables providing Universal an estimated $30,000,000 in additional market valuation when and if the option is exercised.

"We see companies and consumers interested in carbon neutrality and believe we can use our proven, blockchain enabled, platform for producers to efficiently list carbon products while providing buyers access to industry compliant products" said Stephen H. Watkins, CEO of the new joint venture.

"This is a tremendous transaction for UNSS and our investors" said Paul D. Landrew, CEO of Universal Solar. We expect the trading market to propel UNSS into a leadership position in the sector, utilizing the proven technology created by the Entrex team – but also gives the ability to buy out the equity owners – providing even more anticipated value for our shareholders".

Andrew Shape, CEO of Long Blockchain suggests; "Our partnership with Entrex has facilitated Long Blockchain's transition into the blockchain industry by leveraging Entrex's proven blockchain-enabled technology platform. Together, we will seek to scale the platform across a range of industries and types of assets. We expect this transaction to provide nearly $3 million in cash-flow from the revenue participation certificate and an additional $6.9 million for the LBCC shareholders if UNSS executes their buy-out option."

About Entrex:

Entrex was founded in 2001 as a "capital market system for entrepreneurial companies." The new joint venture will utilize Entrex's intellectual properties and blockchain enabled technologies; built and proven over 17 years using IBM's Domino and Hyperledger technology platforms. The Entrex platform originates, structures, offers, places, trades, settles and services debt and equities of entrepreneurial companies through regulated entities that serve investors and issuers.   Working together with industry sector leaders and regulated market constituents allows investors to find, research, track, manage, and trade entrepreneurial securities while providing entrepreneurial companies access to capital. www.EntrexCapitalMarket.com

About Universal Solar Technology Inc.:

Universal Solar Technology, Inc., incorporated on July 24, 2007, is a holding company. The Company manufactures, markets and sells silicon wafers to manufacturers of solar cells. In addition, the Company manufactures photovoltaic (PV) modules with solar cells purchased from third parties. It operates through its wholly owned subsidiary, Kuong U Science & Technology (Group) Ltd. (Kuong U) and its subsidiary, Nanyang Universal Solar Technology Co., Ltd. (NUST), a wholly foreign owned enterprise. The Company has two product lines, including silicon wafers and PV modules.

About Long Blockchain Corp.:

Long Blockchain Corp. is focused on developing and investing in globally scalable blockchain technology solutions. It is dedicated to becoming a significant participant in the evolution of blockchain technology that creates long-term value for its shareholders and the global community by investing in and developing businesses that are "on-chain". Blockchain technology is fundamentally changing the way people and businesses transact, and the Company will strive to be at the forefront of this dynamic industry, actively pursuing opportunities. Its wholly-owned subsidiary Long Island Brand Beverages, LLC operates in the non-alcohol ready-to-drink segment of the beverage industry under its flagship brand 'The Original Long Island Brand Iced Tea®'. For more information on the Company, please visit www.longblockchain.com.

Forward Looking Statements:

This press release includes statements of the Company's expectations, intentions, plans and beliefs that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of the Company's business strategies and its expectations concerning future operations, margins, sales, new products and brands, potential joint ventures, potential acquisitions, expenses, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These also include statements relating to the anticipated benefits of the announced transaction between the Company and Entrex. These statements include any statement that does not directly relate to a historical or current fact. You can also identify these and other forward-looking statements by the use of such words as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "could," "projects," "potential" and other similar terms and phrases, including references to assumptions. These forward looking statements are made based on expectations and beliefs concerning future events affecting the Company and are subject to uncertainties, risks and factors relating to its operations and business environments, all of which are difficult to predict and many of which are beyond its control, that could cause its actual results to differ materially from those matters expressed or implied by these forward looking statements. These risks include the Joint Venture's ability to successfully pursue its business plan, the possibility that the Company's equity interest in the Joint Venture may be diluted as a result of capital raises by the Joint Venture, the possibility that Entrex may have the right to repurchase the previously contributed assets for nominal consideration, the Company's ability to develop and commercialize new technologies, the Company's history of losses and expectation of further losses, its ability to expand its operations into blockchain technologies, its ability to develop or acquire new brands, the success of its marketing activities, the effect of competition in its industry and economic and political conditions generally, including the current economic environment and markets. More information about these and other factors are described in the reports the Company files with the Securities and Exchange Commission, including but not limited to the discussions contained under the caption "Risk Factors." When considering these forward looking statements, you should keep in mind the cautionary statements in this press release and the reports the Company files with the Securities and Exchange Commission. New risks and uncertainties arise from time to time, and the Company cannot predict those events or how they may affect it. The Company assumes no obligation to update any forward looking statements after the date of this press release as a result of new information, future events or developments, except as required by the federal securities laws.

For further information:

Andy Shape	Stephen H. Watkins	Paul D. Landrew
Long Blockchain Corp.	Entrex Capital Market	Universal Solar Technology Inc.
1-855-452-LBCC	(561) 465-7580	(832) 789-1776
info@longblockchain.com	info@EntrexCapitalMarket.com	Paul.Landrew@UniversalSolarTechnology.com